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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of: November 2012	Commission File Number: 1-12384

SUNCOR ENERGY INC.
(Name of registrant)

150 - 6th Avenue S.W.
P.O. Box 2844
Calgary, Alberta
Canada, T2P 3E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

 INCORPORATION BY REFERENCE

        The Registrant's Management's Discussion and Analysis for the third quarter ended September 30, 2012, included as Exhibit 99.2 of this Form 6-K, and the Unaudited Consolidated Financial Statements for the third quarter ended September 30, 2012, included as Exhibit 99.3 of this Form 6-K, are incorporated by reference into and as an exhibit to the Registration Statement on Form F-9 (File No. 333-181421) of the Registrant, Suncor Energy Inc.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date:	By:

November 1, 2012		"Shawn Poirier" Shawn Poirier Assistant Corporate Secretary

 EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Report to Shareholders for the third quarter ended September 30, 2012

99.2	Management's Discussion and Analysis for the third quarter ended September 30, 2012

99.3	Unaudited Consolidated Financial Statements for the third quarter ended September 30, 2012

99.4	Certification of the President and Chief Executive Officer

99.5	Certification of the Chief Financial Officer

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INCORPORATION BY REFERENCE
SIGNATURES
EXHIBIT INDEX